October 13, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reviva Pharmaceuticals Holdings, Inc.
Registration Statement on Form S-1
File No. 333-267762

Acceleration Request
Requested Date:	October 17, 2022
Requested Time:	4:00 p.m., Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Reviva Pharmaceuticals Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Please call Steven Skolnick of Lowenstein Sandler LLP at (646) 414-6947 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

REVIVA PHARMACEUTICALS HOLDINGS, INC.

By:	/s/ Narayan Prabhu
Name:	Narayan Prabhu
Title:	Chief Financial Officer